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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-27880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2018 (MM/DD/YY) AND ENDING June 30, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bryan Funding, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bryan Funding, Inc. 125 Technology Dr, Suite 105

(No. and Street)

Canonsburg (City) PA (State) 15317 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen A. Bryan (724) 746-4004

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group, LLC

(Name – *if individual, state last, first, middle name*)

400 Old Forge Lane, Suite 401, Kennett Square, PA 19348-1914

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Richard G. Bryan, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryan Funding, Inc. , as of June 30 , 2019 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA - NOTARY SEAL
Cynthia Lynn Bryan, Notary Public
Washington County
My Commission Expires 08/10/2022
Commission Number 1019203

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bryan Funding, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Theron

For the Year-Ended June 30, 2019

CONTENTS

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Bryan Funding, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bryan Funding, Inc. as of June 30, 2019, and the related statements of operations, changes in ownership equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bryan Funding, Inc. as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bryan Funding, Inc.'s management. Our responsibility is to express an opinion on Bryan Funding, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bryan Funding, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

Supplemental Information

The computation of net capital and aggregate indebtedness under rule 15c3-1 and exemption report under rule 17a-5(d)(4) has been subjected to audit procedures performed in conjunction with the audit of Bryan Funding, Inc.'s financial statements. The supplemental information is the responsibility of Bryan Funding, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

We have served as Bryan Funding, Inc.'s auditor since 2017.

Kennett Square, Pennsylvania

August 29, 2019

Bryan Funding, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended June 30, 2019

ASSETS

Current Assets

Cash and cash equivalents	$ 25,277
Accounts receivable	2,798
Prepaid taxes	440
Total Assets	$ 28,515

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Commissions payable	$ 2,345
Accounts payable	630
Total Current Liabilities	2,975

Stockholder's Equity

Capital stock, $1.00 par value; 5,000 shares authorized and outstanding	5,000
Paid-in capital	15,000
Retained earnings	5,540
Total Equity	25,540
	$ 28,515

The accompanying notes are an integral part of these financial statements.

Bryan Funding, Inc
<u>Financial Statements</u>
Statement of Operations
As of and for the Year-Ended June 30, 2019

Income	
Commissions	$ 887,874
Expenses	
Commissions	786,281
Administrative and compliance	19,200
Other professional fees	50,000
Insurance	828
Accounting fees	26,475
Office expenses	16
Regulatory fees	4,614
Email gathering service	2,359
Continuing education	455
Travel	446
Legal fees	26,622
Bank and brokerage fees	135
	917,431
Net income (loss)	(29,557)

The accompanying notes are an integral part
of these financial statements.

Bryan Funding, Inc.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended June 30, 2019

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows from Operating Activities:		
Cash received from customers	$	979,089
Cash paid to suppliers		(1,019,558)
Income taxes paid		-
		(40,469)
Net Increase (Decrease) in Cash and Cash Equivalents		(40,469)
Cash and Cash Equivalents at July 1, 2018		65,746
Cash and Cash Equivalents June 30, 2019	$	25,277

Reconciliation of Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:

Net income (loss)	$	(29,557)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:		
Change in assets and liabilities:		
(Increase) decrease in accounts receivable		91,215
(Increase) decrease in prepaid taxes		-
Increase (decrease) in accounts payable		(15,365)
Increase (decrease) in commissions payable		(86,762)
Increase (decrease) in income taxes payable		-
Net Cash Provided By (Used In) Operating Activities	$	(40,469)

The accompanying notes are an integral part of these financial statements.

Bryan Funding, Inc.
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended June 30, 2019

	Common Stock	Paid-in Capital	Retained Earnings
Balances at July 1, 2018	$ 5,000	$ 15,000	$ 35,097
Additional paid-in capital			
Net Income (Loss) for the Year			(29,557)
Balances at June 30, 2019	$ 5,000	$ 15,000	$ 5,540

The accompanying notes are an integral part
of these financial statements.

Bryan Funding, Inc.
Notes to Financial Statements
As of and for the Year-Ended June 30, 2019

Note 1 – Organization and Summary of Significant Accounting Policies

A. Nature of Business – Bryan Funding, Inc. (the "Company"), a Pennsylvania Corporation, is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA")

   The Company was organized as a broker-dealer to sell direct participation interests in oil and gas limited partnerships and securities. The Company was formed on May 21, 1981.

B. Basis of Presentation – The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

C. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

D. Securities Transactions – The Company sells direct participation interests in oil and gas limited partnerships on a commission basis. The Company does not collect any sales proceeds from customers; rather, sales proceeds are paid by customers directly to the issuing partnerships. The issuing managing general partner pays the commission directly to the Company.

   GAAP requires that customer and proprietary securities transactions and the related commission income be recorded on a trade date basis. In keeping with industry practices, the Company records such transactions on a trade date basis.

E. Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

F. Concentrations of Credit Risk – The majority of cash and cash equivalents are deposited with one financial institution. The deposits in excess of federally insured limits are subject to risk. The balances of these deposits fluctuate throughout the year based on the operations of the Company.

G. Accounts Receivable - Accounts receivable shown on the accompanying financial statement represents 12B-1 fees due from the mutual fund companies.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

H. Revenue Recognition – The Company buys and sells securities on behalf of its customers and charges a commission for each transaction. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company has adopted accounting standard ASC606, which did not have a material impact on the Company.

I. Income Taxes - The Company adopted the provisions of Accounting Standards Codification Topic 740 (ASC 740) (formerly FIN 48) on July 1, 2009. The adoption of ASC 740 resulted in no change to the financial statements. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The Company policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. For the year ended June 30, 2019, there were no uncertain tax positions and therefore no accrued interest and penalties were recorded. The Company files income tax returns in the U.S. federal jurisdiction, and also in the state of Pennsylvania. The tax returns prior to fiscal year 2015 are closed.

J. Fair Value Measurements - The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value.

Note 2 - Income Taxes

The company had a net loss of $29,557 during the current year and therefore no tax provision was reflected on the accompanying financial statements. The net operating loss will be carried forward to tax year ending June 30, 2020. The benefit of the carry forward losses expires in the year ended June 30, 2039. Net Loss has resulted on a net tax asset of $8,542 (federal and state rate). The Company believes that the recognition of the tax benefit is remote, accordingly a valuation allowance has been applied against the full amount. The company has no deferred income taxes due as of June 30, 2019.

Note 3 - Related Party Transactions

The Company paid commissions of $ 55,900 to Richard Bryan during the fiscal year ending June 30, 2019 and has no amount due him at June 30, 2019. Richard Bryan is the sole owner of Bryan Funding, Inc. The Company also paid commissions of $18,005 and $18,000 to Rebecca Bryan and Karen Bryan, respectively. Rebecca Bryan and Karen Bryan are related to Richard Bryan the sole owner of Bryan Funding, Inc.

Note 4 - Subsequent Events

Management has evaluated subsequent events through August 29, 2019, the date on which the financial statements were available to be issued.

Note 5 - Statement Related to Uniform Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during it first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2019, the Company had a net capital of $22,302, which was $17,302 in excess of its required net capital of $5,000. The Company's net capital ratio was 13% (0:13:1). The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Note 6 – Continuation of Business

The Company has decided to wind down operations over the next year. If a buyer for the business does not come forward, the Company will then liquidate and dissolve the Company.

Bryan Funding, Inc.
Supplementary Schedules Pursuant to SEC Rule 17a-5 of Securities and Exchange Act of 1934
As of and for the Year-Ended June 30, 2019

Computation of Net Capital	
Stockholder's Equity	$ 25,540
Non-Allowable Assets	
Receivables from non-customers	(2,798)
Prepaid expenses	(440)
Net Allowable Capital	$ 22,302
Computation of Net Capital Requirement:	
Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 1,983
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	17,302
Computation of Aggregate Indebtedness	
Total Aggregate Indebtedness	$ 2,975
Percentage of Aggregate Indebtedness to Net Capital	0.13
Computation of Reconcilaition of Net Capital	
Net Capital Computed on FOCUS IIA as of June 30, 2019	$ 22,302
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	-
Net Capital per Audit	$ 22,302
Reconciled Difference	-

Bryan Funding, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended June 30, 2019

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does maintain customer funds to segregate nor does it maintain separate accounts for customers. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Owners
of Bryan Funding, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Bryan Funding, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bryan Funding, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Bryan Funding, Inc. stated that Bryan Funding, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bryan Funding, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bryan Funding, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC

Kennett Square, Pennsylvania
August 29, 2019

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

BRYAN FUNDING, INC.

125 Technology Dr., Suite 105, Canonsburg, PA 15317
724.746.4004 Fax: 724.746.6004 toll free- 888-637-9908

August 29, 2019

Bryan Funding Inc.'s Exemption Report for Fiscal Year Ending June 30, 2019

Bryan Funding, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company met the identified exemption provisions in 17 C.F.R.240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Richard Bryan swears (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

Richard Bryan
President
Bryan Funding, Inc.

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Owners of
Bryan Funding, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2019, which were agreed to by Bryan Funding, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Bryan Funding, Inc.'s compliance with the applicable instructions of Form SIPC-7. Bryan Funding, Inc.'s management is responsible for Bryan Funding, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting that Bryan Funding, Inc. no variances;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. The Form SIPC-7 was mathematically accurate, there were no related schedules and adjustments; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion or conclusion, respectively, on Bryan Funding, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RW Group, LLC

Kennett Square, PA
August 29, 2019